Exhibit 99.1

ASX/NASDAQ ANNOUNCEMENT

Interim Report for the Three Months Ended 30 September, 2016

Sydney, Australia – 22 November, 2016 - Benitec Biopharma Limited (ASX: BLT; NASDAQ: BNTC; NASDAQ: BNTCW) today lodged its Interim Report for the three months ended 30 September, 2016. The report includes the financial results and a review of operations for the period.

Summary of the key points from the Interim Report:

•	Benitec's comprehensive profit for the three months to 30 September, 2016 was A$0.74million compared to a comprehensive loss of A$8.7million for the previous corresponding period.

•	The three month profit includes research and development spending of A$2.52million compared to A$6.07million in the previous corresponding period.

•	Other Income was A$5.683million and was made up of a Research and Development Grant of A$5.666million and a foreign exchange gain of A$0.017million. This compares with the previous corresponding period with a foreign exchange gain of A$0.85million.

•	Benitec's current assets at 30 September, 2016 were A$20.21million (30 June, 2016: A$19.38million), with current liabilities of A$0.93million (30 June, 2016: A$1.04million).

•	In September 2016, Benitec announced that the Phase I/IIa clinical study for TT-034 had met its 24–week primary endpoint, based on the safety profile attained within the liver and other organs. This outcome demonstrates that TT-034 was well tolerated and had a favourable safety profile in subjects chronically infected with the hepatitis C virus. While transduction of hepatic tissues was seen, there was no significant decrease in viral load in treated patients, which was a secondary endpoint of the study.

•	Benitec is completing a combination study in the Phoenix Bio Chimeric Mouse model in which the Company is testing the activity of three different ddRNAi constructs including BB-103, a next generation construct that has been designed to express high levels of anti-HBV shRNA in a safe and efficacious manner. This study examines the activity of our constructs when administered either as a monotherapy or in combination with current standard of care agents like pegylated interferon or NUC inhibitors. The Company anticipates releasing the data from this study towards the end of this calendar year or early in 2017.

•	Benitec has initiated an in vivo preclinical proof of concept study with BB-301, its clinical candidate for oculopharyngeal muscular dystrophy. Data is expected in the first half of 2017.

Conference Call and Webcast Information:

The Company will host a conference call and live audio webcast on Wednesday, 23 November 2016 at 8:00am AEDT (Australia)/ Tuesday, 22 November 2016 at 4:00pm EST (US), to provide its quarterly operational update. CEO, Greg West, will provide an overview of Benitec’s current and planned corporate and pipeline activities.

To access the live webcast please enter http://services.choruscall.com.au/webcast/benitec161123.html into your internet browser. Investors will be able to submit questions in writing via the webcast, to be addressed by Benitec’s management during the call.

Benitec Biopharma Limited | Suite 1201, 99 Mount Street | North Sydney NSW 2060 Australia | t: +61 (2) 9555 6986 |

e: info@benitec.com | www.benitec.com

To access the conference call, please use the dial in details below.

Conference ID: 337020

US dial in: +1 855-624-0077

Australia dial in: 1800 908 299 or 1800 455 963

All other locations dial: +61 2 9007 8048

Shareholders are encouraged to use the webcast link, as conference call lines are limited. An archive of the webcast will remain available on Benitec’s website for 90 days beginning at approximately 9:30am AEDT on 23 November 2016.

For further information regarding Benitec and its activities, please contact the persons below, or visit the Benitec website at www.benitec.com

Australia Investor Relations	United States Investor Relations
Market Eye	M Group Strategic Communications
Orla Keegan	Jay Morakis
Director	Managing Director
Tel: +61 (2) 8097 1201	Tel: +1 212.266.0190
Email: orla.keegan@marketeye.com.au	Email: jmorakis@MGroupSC.com

About Benitec Biopharma Limited:

Benitec Biopharma Limited (ASX: BLT; NASDAQ: BNTC; NASDAQ: BNTCW) is a biotechnology company developing innovative therapeutics based on its patented gene-silencing technology called ddRNAi or 'expressed RNAi'. Based in Sydney, Australia with laboratories in Hayward, California (USA), and collaborators and licensees around the world, the company is developing ddRNAi-based therapeutics for chronic and life-threatening human conditions including hepatitis B, wet age-related macular degeneration and OPMD. Benitec has also licensed ddRNAi to other biopharmaceutical companies for applications including HIV/AIDS, Huntington's Disease, chronic neuropathic pain and retinitis pigmentosa.

Safe Harbor Statement:

This press release contains "forward-looking statements" within the meaning of section 27A of the US Securities Act of 1933 and section 21E of the US Securities Exchange Act of 1934. Any forward-looking statements that may be in the press release are subject to risks and uncertainties relating to the difficulties in Benitec’s plans to develop and commercialize its product candidates, the timing of the initiation and completion of preclinical and clinical trials, the timing of patient enrolment and dosing in clinical trials, the timing of expected regulatory filings, the clinical utility and potential attributes and benefits of ddRNAi and Benitec’s product candidates, potential future out-licenses and collaborations, the intellectual property position and the ability to procure additional sources of financing. Accordingly, you should not rely on those forward-looking statements as a prediction of actual future results.

Benitec Biopharma Limited | Suite 1201, 99 Mount Street | North Sydney NSW 2060 Australia | t: +61 (2) 9555 6986 |

e: info@benitec.com | www.benitec.com

BENITEC BIOPHARMA LIMITED

ABN 64 068 943 662

Interim Report

for the three months ended September 30, 2016

Contents

Results	1
Company history, general information	2
Explanatory notes and forward looking statements	3
Directors' Report, including the review of operations	4
Auditors' Independence Declaration	17
Financial Statements
Consolidated Statement of Profit or Loss and Other comprehensive Income	18
Consolidated Statement of Financial Position	19
Consolidated Statement of Changes in Equity	20
Consolidated Statement of Cash Flows	21
Notes to the Consolidated Financial Statements	22
Management’s discussion and analysis of financial condition and review of operations	30
Risk factors	38
Directors' Declaration	39
Independent Review Report to the members of Benitec Biopharma Limited	40

The information in this report should be read in conjunction with the most recent annual financial report and any public announcements made by Benitec Biopharma Limited.

Results for Announcement to the Market

for the three months ended September 30, 2016

1.	Reporting period

The financial information contained in this report is for the three months ended September 30, 2016. Comparative amounts for the Consolidated Statement of Profit or Loss and Other Comprehensive Income are the three months ended September 30, 2015. Financial Position comparatives are at June 30, 2016.

2.	Results for Announcement to the Market

		Change	% Change/ $A’000	$A’000

2.1	Revenue from ordinary activities	down	(8.2%)	67

2.2	Profit from ordinary activities after tax attributable to members	up	$9,434 to	742

2.3	Net profit for the period attributable to members	up	$9,434 to	742

2.4	The amount per security and franked amount per security of final and interim dividends	No dividends were declared or paid during the period

2.5	A brief explanation of any of the figures in 2.1 to 2.3 necessary to enable the figures to be understood	Refer to commentary below which was extracted from the Benitec Biopharma Limited interim report for the three months to September 30, 2016 which forms part of this announcement

3.	Commentary on results for the period

Benitec's comprehensive profit for the three months to September 30, 2016 was A$0.74million compared to a comprehensive loss of A$8.7million for the previous corresponding period.

Operating revenue was A$0.11million compared to A$0.23million in the previous corresponding period.

Other Income was A$5.68million. Comprising, Research and Development Grant of A$5.67million, and a foreign exchange gain of A$0.02million. This compares with the previous corresponding period with a foreign exchange gain of A$0.85million

Operating expenses were A$5.05million compared with operating expenses in the previous period of A$9.77million.

The three month profit includes research and development spending of A$2.52million compared to A$6.07million in the previous corresponding period.

Benitec's current assets at September 30, 2016 were A$20.21million (June 30, 2016: A$19.38million), with current liabilities of A$0.93million (June 30, 2016: A$1.04million).

4.	Net tangible asset backing per share

	September 2016	June 2016

Net tangible asset backing per ordinary share	13.47 cents	12.86 cents

BENITEC BIOPHARMA LIMITED Interim Report for the three months ended September 30, 2016	1

Company history and general information

Company History

Benitec Biopharma Limited was incorporated under the laws of Australia in 1995 and has been listed on the Australian Securities Exchange, or ASX, since 1997. Since then, we have devoted the majority of our resources to development of therapeutic agents related to DNA-directed RNA interference (ddRNAi). While we have established some licensing arrangements, we do not have any products approved for sale and have not generated any revenue from product sales. We have funded our operations primarily from private placements of ordinary shares, including A$31.5million of gross proceeds raised in February 2014, and our U.S. initial public offering in August 2015, the gross proceeds from which equalled A$18.8million (U.S.$13.8million).We have also received cumulative research and development grants from the Australian federal government since inception, totalling A$7.5million and have taken up additional research and development grant income of A$5.67million as at 30 September 2016. Since Nasdaq listing in July 2015, we have earned licensing revenue from licensing our ddRNAi technology to five biopharmaceutical companies, totalling A$0.3million.

In October 2012, we acquired Tacere Therapeutics, Inc., an RNA interference therapeutics company based in California with a development program focused on hepatitis C and age related macular degeneration (AMD). As consideration for the acquisition, we issued a total of 4,092,854 ordinary shares (taking into account a 25:1 share consolidation that became effective in July 2013), representing 9.8% of our issued capital immediately after the transaction, having an aggregate value of A$1.5million.

In August 2015, we completed our US initial public offering in which we issued 30,000,000 ordinary shares (represented by 1,500,000 ADSs) and 575,000 Warrants, and we listed the ADSs and Warrants on The NASDAQ Capital Market.

In October 2016, the Company issued 29,305,819 fully paid ordinary shares, representing 19.99% of its existing issued capital for a post-issue holding of 16.67%, raising $2.62million.

Our headquarters are located at Suite 1201, 99 Mount Street, North Sydney, NSW 2060 Australia. Our telephone number is +61 2 9555 6986. Our website address is www.benitec.com.

General information

The financial statements cover Benitec Biopharma Limited as a Group consisting of Benitec Biopharma Limited and the entities it controlled at the end of, or during, the three month period ended September 30, 2016. The financial statements are presented in Australian dollars, which is Benitec Biopharma Limited's functional and presentation currency.

Benitec Biopharma Limited is a listed public company limited by shares, incorporated and domiciled in Australia. Its registered office and principal place of business is Suite 1201, 99 Mount Street, North Sydney, NSW 2060 Australia.

A description of the nature of the Group's operations and its principal activities are included in the Directors' report, which is not part of the financial statements.

The financial statements were authorised for issue, in accordance with a resolution of directors, on November 22, 2016. The directors have the power to amend and reissue the financial statements.

The Company’s directors and management are committed to conducting the Group’s business in an ethical manner and in accordance with the highest standards of corporate governance. The Company has adopted and substantially complies with the ASX Corporate Governance Principles and Recommendations (3rd Edition) (‘Recommendations’) to the extent appropriate to the size and nature of the Group’s operations.

The Company has prepared a Corporate Governance Statement which sets out the corporate governance practices that were in operation throughout the financial reporting period for the Company, identifies any Recommendations that have not been followed, and provides reasons for not following such Recommendations.

The Company’s Corporate Governance Statement and policies, which were approved by the Board of directors on August 30, 2016 can be found on its website: http://www.benitec.com/investor-centre/governance.

BENITEC BIOPHARMA LIMITED Interim Report for the three months ended September 30, 2016	2

Explanatory notes and forward looking statements

Explanatory Notes

Unless otherwise indicated or the context implies otherwise:

•	“we”, “us,” “our” or “Benitec” refers to Benitec Biopharma Limited, an Australian corporation, and its subsidiaries;

•	“shares” or “ordinary shares” refers to our ordinary shares;

•	“ADSs” refers to American Depositary Shares, each of which represents 20 ordinary shares;

•	“ADRs” refers to American Depositary Receipts, which evidence the ADSs; and

•	“Warrant” refers to a warrant to purchase one ADS at an exercise price of U.S.$5.50 per ADS, exercisable from the date of issuance until five years thereafter.

Our reporting and functional currency is the Australian dollar. Solely for the convenience of the reader, this document contains translations of some Australian dollar amounts into US dollars at specified rates. Except as otherwise stated in this document, all translations from Australian dollars to US dollars are based on the rate published by the Reserve Bank of Australia on the date indicated. No representation is made that the Australian dollar amounts referred to in this document could have been or could be converted into US dollars at such rate.

Unless otherwise noted, all other financial and other data related to Benitec Biopharma Limited in this document are presented in Australian dollars. All references to “$” in this document refer to Australian dollars or US dollars, as the context requires based on the foregoing. All references to “A$” in this document mean Australian dollars. All references to “U.S.$” in this document mean US dollars. Our fiscal year end is June 30. References to a particular “fiscal year” are to our fiscal year ended June 30 of that calendar year.

Unless otherwise indicated, the consolidated financial statements and related notes included in this document have been prepared in accordance with AASB 134 Interim Financial Reporting and also comply with International Financial Reporting Standards, or IFRS, and interpretations issued by the International Accounting Standards Board, or IASB, which differ in certain significant respects from Generally Accepted Accounting Principles in the United States, or GAAP.

Forward-Looking Statements

This document contains "forward-looking statements" within the meaning of section 27A of the US Securities Act of 1933 and section 21E of the U.S. Securities Exchange Act of 1934. The Company has tried to identify such forward- looking statements by use of such words as "expects," "intends," "hopes," "anticipates," "believes," "could," "may," "evidences" and "estimates," and other similar expressions, but these words are not the exclusive means of identifying such statements. Such statements include, but are not limited to, any statements relating to Benitec's pipeline of ddRNAi-based therapeutics, including the initiation, progress and outcomes of clinical trials and any other statements that are not historical facts. Such forward-looking statements involve risks and uncertainties, including, but not limited to, risks and uncertainties relating to the difficulties or delays in our plans to develop and potentially commercialise our product candidates, the timing of the initiation and completion of preclinical and clinical trials, the timing of patient enrolment and dosing in clinical trials, the timing of expected regulatory filings, the clinical utility and potential attributes and benefits of ddRNAi and our product candidates, potential future out-licenses and collaborations, our intellectual property position and duration of our patent portfolio, the ability to procure additional sources of financing and other risks detailed from time to time in filings that the Company makes with the ASX and US Securities and Exchange Commission, including our most recent annual report on Form 20-F and our reports on Form 6-K. Such statements are based on management's current expectations, but actual results may differ materially due to various factors, including those risks and uncertainties mentioned or referred to in this report. Accordingly, you should not rely on those forward-looking statements as a prediction of actual future results.

The forward-looking statements made in this document relate only to events or information as of the date on which the statements are made in this document. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

BENITEC BIOPHARMA LIMITED Interim Report for the three months ended September 30, 2016	3

Directors' Report

for the three months ended September 30, 2016

The Company’s Directors present their report on the consolidated entity consisting of Benitec Biopharma Limited (‘Company’) and the entities it controlled (‘Group’) at the end of, or during, the three months ended September 30, 2016.

Directors

The following persons were directors of Benitec Biopharma Limited (the ‘Company’ or ‘Benitec’) during the whole of the period and up to the date of this report, unless otherwise noted:

Mr. Peter Francis (Chairman)

Mr. Kevin Buchi

Dr John Chiplin

Ms. Megan Boston (appointed 16 August 2016)

Mr. Iain Ross (retired 30 September, 2016)

Dr Jerel A Banks (appointed on 26 October 2016)

Financial Update

Benitec's comprehensive profit for the three months to September 30, 2016 was A$0.74million compared to a comprehensive loss of A$8.7million for the previous corresponding period.

Operating revenue was A$0.11million compared to A$0.23million in the previous corresponding period.

Other Income was A$5.68million. Comprising, Research and Development Grant of A$5.67million, and a foreign exchange gain of A$0.02million. This compares with the previous corresponding period with a foreign exchange gain of A$0.85million.

The three month profit includes research and development spending of A$2.52million compared to A$6.07million in the previous corresponding period.

Benitec's current assets at September 30, 2016 were A$20.21million (June 30, 2016: A$19.38million), with current liabilities of A$0.93million (June 30, 2016: A$1.04million).

Review of Operations

Benitec’s novel, proprietary platform technology combines gene silencing and gene therapy with a goal of providing sustained, long-lasting silencing of disease-causing genes from a single therapeutic administration.

Benitec is using DNA-directed RNA interference (‘ddRNAi’) to develop a pipeline of product candidates for the treatment of numerous chronic and life-threatening human diseases, such as hepatitis B (‘HBV’), age-related macular degeneration (‘AMD’), and oculopharyngeal muscular dystrophy (‘OPMD’). By combining the specificity and gene silencing effect of RNA interference with gene therapy, ddRNAi has the potential to produce long-lasting silencing of disease-causing genes from a single administration, which could eliminate the requirement for patient compliance to take regular doses of medicine for long-term management of their disease.

The Company has set the following priorities:

•	Progress its pipeline of proprietary ddRNAi-based therapeutics:

o	On February 26, 2016 the Company announced that it would halt the commercial development of its hepatitis C program by terminating the program upon completion of patients in Cohort 4 in its

BENITEC BIOPHARMA LIMITED Interim Report for the three months ended September 30, 2016	4

Directors' Report

for the three months ended September 30, 2016

Review of Operations (continued)

Phase I/IIa clinical trial for TT-034. Further details are included in subsequent sections of this review of operations.

o	In September 2016, the Company announced that the Phase I/IIa clinical study for TT-034 had met its 24–week primary endpoint, based on the safety profile attained within the liver and other organs. This outcome demonstrates that TT-034 was well tolerated and had a favourable safety profile in subjects chronically infected with the hepatitis C virus (HCV). While transduction of hepatic tissues was seen, there was no significant decrease in viral load in treated patients, which was a secondary endpoint of the study. The patients dosed with TT-034 will be followed in a pre-planned follow-up study where they will have annual health checks for 4 and a half years after coming off study.

o	Benitec’s three other pipeline programs (HBV, AMD and OPMD) are being progressed through their respective stages in the development pathway. The Company will require additional financing to conduct clinical trials with these product candidates. Further detail of individual programs is provided in subsequent sections of this Review of Operations.

•	Continue the Company’s leadership position in ddRNAi-based therapeutics:

o	Benitec remains the only company to date to advance an RNAi therapeutic via systemic administration by gene therapy vectors and as such, retains a significant competitive edge for the development of this technology into human therapeutics.

•	Further develop and improve the ddRNAi platform technology and its associated intellectual property position:

o	Develop in-house ddRNAi platform technology and program related intellectual property, and in-license complementary technologies, as appropriate, to support the product pipeline. One such example is the Company’s relationship with 4D Molecular Therapeutics, LLC (4DMT) to co-develop novel gene therapy vectors to deliver the Company’s ddRNAi constructs to a large majority of the retinal cells of the eye from a single intravitreal injection to treat human ocular diseases.

•	Develop drug candidates in Benitec’s core disease areas and partner selectively to commercialise and expand the Company’s pipeline:

o	Form collaborations to expand the Company’s capabilities and product offerings into a range of diseases and potentially to more broadly accelerate the development and commercialisation of ddRNAi therapeutics.

o	Advance one or more pipeline programs to key value inflection points with the goal of achieving commercialise with pharmaceutical companies.

o	When appropriate, progress one or more programs through to commercialisation by ourselves. For example, Benitec’s pipeline program to treat an orphan indication, OPMD, is seen as a candidate for this approach primarily because it would not require significant large scale manufacturing or a specialised sales force once approved.

o	Out-license use of ddRNAi for applications and therapeutics outside of the Company’s immediate focus to expand Benitec’s franchise of ddRNAi-based therapeutics. As an example, Benitec licensed ddRNAi to Circuit Therapeutics to develop the technology in the area of intractable pain.

BENITEC BIOPHARMA LIMITED Interim Report for the three months ended September 30, 2016	5

Directors' Report

for the three months ended September 30, 2016

Review of Operations (continued)

•	Pursue indications with high unmet medical need or where there is a particularly beneficial fit for the technology:

o	Programs currently being pursued at Benitec are severe diseases with high unmet medical need that have well characterised gene targets with the potential to be silenced, thus preventing the disease-causing gene from being expressed.

o	The Company also intends to develop ddRNAi applications in novel technologies, such as chimeric antigen receptor T cells (CAR-T) or other immuno-oncology targets, for a range of additional disease areas.

In-house programs

As of September 30, 2016, Benitec has three pipeline programs in development. Using the capital raised from the successful NASDAQ listing in August 2015 and the capital raised in April 2014, the Company continues to fund the development of these programs. Highlights of progress over the previous 3 months include:

(1)	Hepatitis B – BB-101 and BB-103: The Company is developing BB-101 (formerly known as BB-HB-331) and BB-103 for the treatment of HBV, which infects up to 240 million people worldwide, resulting in up to 780,000 deaths per year. The key features and milestones of the HBV program are as follows:

o	BB-101 and BB-103 are designed as single administration ddRNAi-based monotherapies or to be used in combination therapy with other anti-viral compounds. Both are delivered intravenously using a gene therapy capsid (AAV8) that targets the liver and inhibits viral replication as well as restricts viral RNA levels and subsequent HBV protein production on a long-term basis. In designing both BB-101 and BB-103 and, since both HBV and HCV replicate in the liver, Benitec has tried to keep key elements of TT-034 but also apply several new approaches to significantly enhance the level of shRNA expression while still maintaining a safe profile.
o	Based on the promising in vivo efficacy data seen with BB-101 in the PhoenixBio (PXB) mouse model, the Company initiated a follow on study that extends the treatment times out to 13 weeks and assesses the activity of BB-101 both as a monotherapy and when used in combination with interferon or a nucleoside analogue inhibitor. Like many of the compounds currently being used directly in humans for treatment of viral diseases, it is likely that a clinical breakthrough in HBV will involve a combination of different types of anti-viral compounds. Experimental readouts are expected in Q4 of this calendar year with final data in early 2017. Initial readout through four weeks post compound administration has already yielded promising results. In addition to BB-101, the Company is concurrently testing the activity of BB-103, a derivative compound which has been designed to have even more potent triggers of RNA interference than BB-101; and

BENITEC BIOPHARMA LIMITED Interim Report for the three months ended September 30, 2016	6

Directors' Report

for the three months ended September 30, 2016

Review of Operations (continued)

o	The Company anticipates releasing this additional in vivo efficacy and acute toxicology data early in 2017.

(2)	Age-related macular degeneration (‘AMD’): AMD is the leading cause of irreversible vision loss in the United States, affecting an estimated 1.75million people and it is estimated that 196million people will be affected by AMD worldwide by 2020. The aim of this program is to develop a therapeutic that provides long-term treatment of AMD from a single intravitreal injection. The Company believes this could replace the need for regular injections of protein based therapeutic treatments into the eye, the current standard of care. The key milestones achieved over the last 3 months and next steps include:

o	BB-211 (formerly known as BB-AMD-211) is our lead candidate for the treatment of wet AMD;
o	The Company has entered into collaboration with 4D Molecular Therapeutics (4DMT) for the development of the delivery vector for ocular-based ddRNAi products;
o	The Company is currently validating the distribution of these novel AAV capsids. These experiments are being performed in non-human primate eyes by expression of a fluorescent reporter gene packaged in the novel capsids in order to directly visualise expression within multiple cell types of the retina following intravitreal delivery; and
o	Following the bio-distribution studies, the Company plans to complete in vivo POC efficacy studies and initiate IND-enabling studies in 2017.

(3)	Oculopharyngeal Muscular Dystrophy (OPMD): Benitec is developing a ddRNAi treatment for the treatment of OPMD. In this novel treatment the Company is developing a “knock down & replace” approach, silencing a mutant gene in conjunction with its replacement with healthy wild type gene. OPMD is an autosomal-dominant inherited, slow-progressing, late-onset degenerative muscle disorder that usually starts in patients during their 40s or 50s. The disease is manifested by progressive swallowing difficulties (dysphagia) and eyelid drooping (ptosis). OPMD is caused by a specific mutation in the poly(A)-binding protein nuclear 1, or PABPN1, gene. OPMD is a rare disease and has been reported in at least 33 countries. Patients suffering with OPMD are well identified and are aggregated in particular regions, which we believe should simplify clinical development and in house commercialisation. Key milestones achieved over the last 3 months and next steps include:

o	The Company is initiating in vivo studies in an animal model of OPMD with BB-301, its proposed clinical candidate. These studies will be run in collaboration with Royal Holloway University of London; and

o	Under this strategy a single expression construct is used for the ‘knockdown and replace strategy’ of mutant PABPN1, the principle cellular component that leads to the diseased condition in humans. Beyond the assessment of efficacy in the OPMD disease model, the experimental plan will also determine if we can shorten the readout of the study. Currently, the in life portion of the experiments last for 20 weeks from the time of dosing; with additional molecular analysis of the transduced tissues taking many more weeks for a complete compilation of the critical results.

BENITEC BIOPHARMA LIMITED Interim Report for the three months ended September 30, 2016	7

Directors' Report

for the three months ended September 30, 2016

Review of Operations (continued)

Hepatitis C – ‘TT-034’: In February 2016, the Company announced that it discontinuing the commercial development of TT-034. The clinical data results from the Phase I/IIa clinical study were announced in September of this year. Benitec is committed to following all nine patients dosed with TT-034 in a pre-planned follow-up study where they will have annual health checks for 4 and a half years after coming off study. The estimated cost, assuming all patients remain in the study and the follow up continues to 2021 is a maximum of $1.0million. The scenario of all patients remaining in the study to 2021 is most unlikely and the actual cost is likely to be far less than that amount. The key achievements over the reporting period for the HCV program are as follows:

o	The results from the Phase I/IIa clinical study showed that TT-034 met its 24–week primary endpoint, based on safety within liver and other organs. This outcome demonstrates that TT-034 was well tolerated and had a favourable safety profile in subjects chronically infected with the hepatitis C virus (HCV);

o	The data showed that, while transduction of hepatic tissues was seen, there was no significant decrease in viral load in treated patients, which was a secondary endpoint of the study;

o	TT-034 was very well tolerated with no related serious adverse events observed. In the nine patients dosed, there was only one serious adverse event; a pulmonary embolism that was the result of a fall and was classified as unrelated to therapy. The event resolved within four weeks. There were only three adverse events (diarrhoea, light-headedness and bradycardia) considered possibly related to study drug and all were mild in nature and resolved completely. No adverse events met the pre-defined criteria for a dose-limiting toxicity. In addition, no T-cell capsid response was seen in any of the subjects, as has been previously reported at similar high dose levels in other systemic trials with AAV; and

o	The Company expects to publish the full set of the results in a peer-reviewed journal in 2017.

Licensed programs

In addition to the Company’s in-house development programs, Benitec has licensed its ddRNAi technology to companies who are developing therapeutic programs in five disease areas that are outside of Benitec’s pipeline areas. These licenses have been granted to small early-stage biotechnology companies with modest upfront and early development milestone payments and greater milestone payments due upon later-stage program success. A key development in the licensed programs has been Spark Therapeutic’s acquisition of Genable Technologies Limited on the 7th March 2016, Benitec’s licensee for retinitis pigmentosa, with continued support for Genable’s RhoNova product in development. The following table sets forth the out-licensed programs and their development status.

BENITEC BIOPHARMA LIMITED Interim Report for the three months ended September 30, 2016	8

Directors' Report

for the three months ended September 30, 2016

Licensed programs (continued)

HIV/AIDS: In March 2012, Benitec granted a non-exclusive, royalty-bearing, worldwide license to a U.S.-based biotechnology company, Calimmune, Inc. Under the agreement, Calimmune could develop, use and commercialise ddRNAi to silence up to three targets for the treatment or prevention of HIV/AIDS. Calimmune's approach was developed with core technology from the laboratory of Dr. David Baltimore, a Nobel Laureate in the area of HIV/AIDS, and involves silencing the gene that codes for a receptor protein known as CCR5. Calimmune's HIV/AIDS treatment is known as Cal-1.

The license provides for modest upfront and milestone payments and single-digit percentage royalty payments on net sales. In addition, Benitec receives a percentage of any sub-licensing revenues received. Unless terminated at an earlier date, the license agreement continues until the expiration or termination of all patents subject to the license. The Company may terminate the license agreement in the event of certain breaches by Calimmune or if Calimmune commences an action or proceeding with respect to the patent rights that are the subject of the license. Calimmune may terminate the license agreement at will.

In 2014, Calimmune commenced a Phase I/IIa clinical trial of Cal-1. The goal of the trial is to assess the safety of the therapy, to determine the ease of use and feasibility of the approach for HIV/AIDS patients and to evaluate what, if any, side effects there may be. Calimmune has reported that, following review by the DSMB of the first cohort of patients for the trial, a second patient cohort was dosed, consisting of four patients, who received a preconditioning regimen designed to make the treatment more effective.

Cancer Immunotherapy: In August 2013, an exclusive, royalty-bearing, worldwide license was granted to a U.S.-based biotechnology company, Regen Biopharma Inc. to use ddRNAi for silencing expression of indoleamine 2,3—dioxygenase, or IDO, in dendritic cells. Regen is developing a cancer immunotherapy using the licensed technology. IDO is associated with immune-suppression and is overexpressed in some cancers. Regen has reported preclinical evidence that modification of these cells using ddRNAi targeting the silencing of IDO may significantly enhance their efficacy in cancer immunotherapy. Regen's first treatment, which is for breast cancer, is called dCellVax.

The license provides for modest upfront and milestone payments, payable in cash or stock of Regen's parent company at Regen's discretion, and single-digit percentage royalty payments on net sales. In addition, Benitec receives a percentage of any sub-licensing revenues received. Unless terminated at an earlier date, the license agreement continues until the expiration or termination of all patents subject to the license. The Company may terminate the license agreement in the event of certain breaches or if Regen has not met a defined sales milestone or commences an action or proceeding with respect to the patent rights. Regen may terminate the license agreement, in whole or in part, at will.

In September 2016, Regen announced it had submitted a revised IND application to the FDA to support a clinical trial with dCellVax. The clinical trial involves generation of patient-specific immune stimulatory cells termed "dendritic cells" that are modified by gene-silencing so as to lose expression of the immune checkpoint gene IDO.  Ten patients with advanced breast cancer will be treated in the proposed clinical trial.

Retinitis Pigmentosa: In March 2016, Spark Therapeutics acquired Genable Technologies Limited for a combination of cash and common stock. Spark has indicated support for continuing the development of RhoNova.

In July 2012, an exclusive, royalty-bearing, worldwide license was granted to Ireland-based biotechnology company, Genable Technologies Limited to use, develop or commercialise RNAi for treatment or prevention of retinitis pigmentosa. Genable's treatment involves suppression of the mutant and normal genes, and replacement with a normal RHO gene that has been modified to be resistant to ddRNAi gene silencing. Genable has reported that it established proof of concept in an in vivo model of the disease. Genable's treatment for retinitis pigmentosa, GT308, is named RhoNova.

BENITEC BIOPHARMA LIMITED Interim Report for the three months ended September 30, 2016	9

Directors' Report

for the three months ended September 30, 2016

Licensed programs (continued)

The license provides for modest upfront and milestone payments and single-digit percentage royalty payments on net sales, as well as a percentage of any sub-licensing revenues received. Unless terminated at an earlier date, the license agreement continues until the expiration or termination of all patents subject to the license. Benitec may terminate the license agreement in the event of certain breaches or if Genable commences an action or proceeding with respect to the patent rights that are the subject of the license. Genable may terminate the license agreement at will.

In October 2014, the European Medicines Agency (EMA) granted RhoNova Advanced Therapy Medicinal Product classification. The classification enables Genable to procure centralised scientific advice and guidance from EMA regulators on RhoNova's ongoing development. In 2013, the FDA granted Genable orphan drug designation for RhoNova.

Huntington’s disease: In December 2012, Benitec granted a non-exclusive, royalty-bearing, worldwide license to a Netherlands-based biotechnology company, uniQure biopharma B.V. to use, develop or commercialise RNAi therapeutics for Huntington's disease. The license grants to uniQure rights to develop, use and commercialise an AAV vector with a ddRNAi cassette targeting the gene associated with Huntington's disease, or the Htt gene, or an AAV-RNAi-based product for Huntington's disease directed to up to three gene targets specific to Huntington's disease.

The license provides for modest upfront and milestone payments and single-digit percentage royalty payments on net sales, and also a percentage of any sub-licensing revenues received. Under the agreement, uniQure has an option to convert the license to an exclusive license depending upon achievement of certain preclinical milestones, and also to acquire additional licenses to our ddRNAi technology for other specific diseases. Unless terminated at an earlier date, the license agreement continues until the expiration of either all patents subject to the license or regulatory exclusivity, whichever is longer. Benitec may terminate the license agreement in the event of certain breaches or if uniQure has not met a defined sales milestone or commences an action or proceeding with respect to the patent rights that are the subject of the license. uniQure may terminate the license agreement at will.

In addition, Benitec granted uniQure rights to technology that were in-licensed from Galapagos NV, which may be terminated independently of the Benitec license, or will automatically terminate in the event that our license of technology from Galapagos NV expires or is terminated.

In May 2013, uniQure announced that it, along with its partners in a pan-European consortium devoted to finding a gene therapy cure for Huntington's disease, were awarded a 2.5million Euros grant for use in the development of a RNAi-based approach. uniQure has reported that it is using RNAi to non-specifically knock down all expression of the Htt gene and to specifically inhibit the mutant allele of the Htt gene. Evaluation of these two approaches is in progress.

Intractable Neuropathic Pain: In November 2014, an exclusive, royalty-bearing, worldwide license was granted to a U.S.-based biotechnology company, Circuit Therapeutics, Inc. to use ddRNAi for the development of treatments for and the prevention of pain. Under the licensing agreement, Circuit has rights to develop, use and commercialise treatments that use ddRNAi to silence Nav1.7, a sodium ion channel that is exclusively expressed in certain sensory nerves and is critical for generation of pain.

BENITEC BIOPHARMA LIMITED Interim Report for the three months ended September 30, 2016	10

Directors' Report

for the three months ended September 30, 2016

Licensed programs (continued)

The license provides for modest upfront and milestone payments and single-digit percentage royalty payments on net sales, and a percentage of any sub-licensing revenues received. Unless terminated at an earlier date, the license agreement continues until the expiration or termination of all patents subject to the license. Benitec has the rights to terminate the license agreement in the event of certain breaches or if Circuit commences an action or proceeding with respect to the patent rights. The license may also be terminated if Circuit has not met certain sales and development milestones. Circuit may terminate the license agreement at will.

Intellectual property

Benitec manages a substantial portfolio of patents relating to the ddRNAi platform technology, improvements to this technology and its pipeline programs. The Company continues to hold a dominant position in the field of expressed RNAi and it defends its position in this space. With the limited patent term remaining on the platform patents licensed from CSIRO, Benitec’s focus has increasingly been on establishing patent protection for its pipeline and products in development with the aim of securing competitive and commercially relevant intellectual property position for each of its programs.

Key developments:

•	Patent granted in Europe in the patent family titled “HBV Treatment” which claims the HBV target and ddRNAi sequences jointly developed with Biomics Biopharma, and subsequently assigned to Benitec;
•	Patent allowed in the US in the patent family titled “Pain Treatment” which claims composition of matter and method of treatment using ddRNAi constructs;
•	“BENITEC” trademark accepted in the US in relation to pharmaceuticals and genetics;
•	Provisional patent application filed in the US for the CAR-T program entitled “Reagents for Producing T-Cells with Non-Functional TCR Compositions Comprising Same and Use Thereof”.

Technology patents
Title	Patent number	Filing date	Status

Genetic constructs for delaying or repressing the expression of a target gene (Graham patent family)[1]	US 6,573,099	19 June 1998	Graham patent family member; granted 3 June 2003; Re-examination Certificate (US90/008096) issued 8 March 2011
Control of gene expression (Graham family patent)	WO1999049029	19 March 1999

Granted

US (8067383, 8168774, 7754697, 8048670, 8053419, 8431547, 9029527), Australia, Canada, Europe (under opposition), UK, Hong Kong, India, Japan, Korea, Mexico, New Zealand, Singapore, South Africa

Additional Pending applications

US, Brazil, Europe

1 Benitec has an exclusive, irrevocable worldwide license from CSIRO for human therapeutics

BENITEC BIOPHARMA LIMITED Interim Report for the three months ended September 30, 2016	11

Directors' Report

for the three months ended September 30, 2016

Intellectual property (continued)

Technology patents
Title	Patent number	Filing date	Status

Methods and means for obtaining modified phenotypes (Waterhouse patent family)[2]	WO1999053050	7 April 1999	Granted US, Australia, China, Europe (under opposition), Japan, New Zealand Additional Pending applications US, Canada, Europe
Genetic Silencing	WO2001070949	16 March 2001	Granted Singapore, South Africa, UK Additional Pending applications Brazil
Double-stranded nucleic acid	WO2004106517	3 June 2004	Granted Australia, New Zealand, Singapore, South Africa
Multiple promoter expression cassettes for simultaneous delivery of RNAi agents (Hepatitis C)	WO2005087926	4 March 2005	Granted US (7727970, 8283461, 8691967), Australia, Canada, China, Europe, Israel, Japan, Korea Additional Pending applications Europe
RNAi expression constructs (Hepatitis C)	WO2006084209	3 February 2006	Granted US (7803611, 8076471, 8993530), Australia, Canada, China, Europe, Hong Kong, New Zealand Additional Pending applications US
RNAi expression constructs with liver-specific enhancer/promoter (Hepatitis virus)	US 8,008,468	16 February 2006	Granted on 30 August 2011
Minigene expression cassette (Hepatitis)	US 8,129,510	30 March 2007	Granted on 6 March 2012
HBV treatment (Hepatitis B)	WO2012055362	27 October 2011	Granted US (9080174), Europe Accepted (awaiting grant) US

Benitec has an exclusive, irrevocable worldwide license from CSIRO for human therapeutics

BENITEC BIOPHARMA LIMITED Interim Report for the three months ended September 30, 2016	12

Directors' Report

for the three months ended September 30, 2016

Intellectual property (continued)

Technology patents
Title	Patent number	Filing date	Status

Additional Pending applications Australia, Brazil, Canada, China, Europe, Hong Kong, India, Korea, Russia, US
Pain treatment	WO2013126963	28 February 2013	Allowed US Pending Australia, Canada, Europe
Age related macular degeneration treatment (AMD)	WO2014107763	8 January 2014	Pending Australia, Canada, China, Europe, Hong Kong, India, Israel, Japan, Mexico, Singapore, South Africa, South Korea, Russia, US
Reagents for treatment of hepatitis B virus (HBV) infection and uses thereof (Hepatitis B)	PCT/AU2016/050340	5 May 2015	Filed
Reagents for treatment of OPMD and uses thereof (OPMD)	US provisional 62/322,745	14 April 2016	Filed

Reagents for treatment of hepatitis B virus (HBV) infection and use thereof (Hepatitis B)

Reagents for Producing T-Cells with Non-Functional T-Cell Receptors (TCR) Compositions Comprising Same and Use Thereof

	US provisional 62/332,245 US provisional US 62/394,559	5 May 2016 14 September 2016	Filed Filed

Commercialisation

Business development activities based on proactive engagement with biotechnology and pharmaceutical companies remains a major focus for Benitec, primarily in the following areas:

•	Partnering pipeline programs by co-development or licensing to other biotechnology and pharmaceutical companies,

•	Collaborating with pharmaceutical companies on nominated targets using Benitec’s ddRNAi technology, and

•	Licensing ddRNAi to commercial users of the technology.

The Company continues to generate strong interest from a number of potential partners with a particular focus on hepatitis B, AMD and the ddRNAi platform.

BENITEC BIOPHARMA LIMITED Interim Report for the three months ended September 30, 2016	13

Directors' Report

for the three months ended September 30, 2016

Shareholdings by each director and other members of key management

The number of shares in the Company held during the period by each director and other members of key management personnel (KMP) of the Group, including their personally related parties, is set out below:

Ordinary shares	Balance at 1 July 2016	Received as part of remuneration	Exercise of options	Disposals /other	Balance at 30 September 2016
Peter Francis	424,174	-	-	-	424,174
Kevin Buchi	861,539	-	-	-	861,539
John Chiplin	200,000	-	-	-	200,000
Iain Ross	66,364	-	-	-	66,364
Greg West	-	-	-	-	-
David Suhy	-	-	-	-	-
Cliff Holloway	-	-	-	-	-
	1,552,077	-	-	-	1,552,077

None of the shares are held nominally by the key management personnel.

Option holdings by each director and other members of key management

The number of options over ordinary shares in the Company held during the financial period by each director and other members of key management personnel of the Group, including their personally related parties, is set out below:

	Balance at 1 July 2016	Granted*	Exercised	Expired /forfeited other	Balance at 30 September 2016
Options over ordinary shares
Peter Francis	3,000,000		-	(1,600,000)	1,400,000
Kevin Buchi	1,240,000		-	-	1,240,000
John Chiplin	1,240,000		-	(400,000)	840,000
Iain Ross	1,240,000		-	(1,240,000)	-
Greg West	1,000,000	2,200,000	-	-	3,200,000
David Suhy	1,200,000	-	-	-	1,200,000
Cliff Holloway	-	-	-	-	-
	8,920,000	2,220,000	-	(3,240,000)	7,880,000

*Options were granted on the 9th August 2016

BENITEC BIOPHARMA LIMITED Interim Report for the three months ended September 30, 2016	14

Directors' Report

for the three months ended September 30, 2016

Other transactions with key management personnel and their related parties

Payments totalling $30,874 were made to Francis Abourizk Lightowlers (a law firm in which Peter Francis is a partner and has a beneficial interest) for legal services at normal commercial rates in the three months ended to September 30, 2016 (three months ended September 30, 2015: $14,012).

Consultancy fees totalling $32,133 were paid for executive duties in the three months to September 30, 2016 (three months ended September 30, 2015: $43,442) to Newstar Ventures Ltd, a corporation in which John Chiplin is a director and has a beneficial interest.

Events after the balance sheet date

On October 24, 2016, Benitec entered into a strategic engagement with Nant Capital, LLC. The strategic engagement includes a scientific collaboration in clinical programs and an immediate private placement to Nant Capital, LLC of 29,305,819 ordinary shares in Benitec, representing approximately 19.9% of its then outstanding issued capital (for a post-issue holding of approximately 16.7%). The shares were priced at A$0.0895 per share, representing the 7-day volume weighted average price of the ordinary shares on the ASX prior to the execution of a share purchase subscription agreement.

Approval of shareholders will be sought for the issue of up to an additional 29,305,819 ordinary shares to Nant Capital, LLC within three months after Benitec’s 2016 annual shareholders meeting (to be held on December 14, 2016) which, should the issue proceed, would result in Nant Capital, LLC holding approximately 28.6% of the issued capital of Benitec. The capital raised will be used to fund technology to be sublicensed from NantWorks, LLC and to fund our existing therapeutic candidate development programs. Nant Capital, LLC could only be required to purchase the additional ordinary shares if it has entered into a collaboration agreement with Benitec and the purchase price would be market price.

Benitec and Nant Capital, LLC have agreed to use their reasonable efforts to enter into a scientific collaboration agreement (by December 30, 2016) designed to take Benitec back into the clinic. The collaboration would involve an antisense oligonucleotide (“ASO”) sublicense from NantWorks, LLC for the treatment of squamous cell carcinoma associated with head and neck cancer (“SCCHN”), and the intended development of a ddRNAi program that would represent a second generation therapeutic for the treatment of SCCHN.

Benitec would sublicense the ASO asset from NantWorks, LLC with the intent to complete a follow-on clinical trial. This trial could encompass a Phase II/III study in which the ASO directed at epidermal growth factor receptor (“EGFR”) would be coupled with Erbitux for treating patients. Sublicense terms are to be settled between Benitec and NantWorks, LLC. The ddRNAi program is expected to be a second generation therapeutic for the treatment of SCCHN. The use of ddRNAi could provide the ability to target patients with a variant of EGFR, which can compromise up to 40% of SCCHN patients with malignant lesions. Benitec has modelled entry into the clinic for a Phase I/IIa study at the end of calendar year 2018, assuming a start date of early calendar 2017. Benitec would be the sponsor on record for the clinical trial.

Under the proposed collaboration agreement, Benitec would work with NantWorks, LLC scientists, clinicians and consultants to develop a regulatory strategy and clinical plan. Benitec would prepare a scientific development plan and budget as soon as possible with a targeted completion date of December 30, 2016. Benitec would fund the development plan in large part from equity issuances to Nant Capital, LLC and potentially other investors.

BENITEC BIOPHARMA LIMITED Interim Report for the three months ended September 30, 2016	15

Directors' Report

for the three months ended September 30, 2016

Events after the balance sheet date (continued)

Upon completion of the initial placement of ordinary shares, Jerel A Banks, the Chief Investment Officer of Nant Capital, LLC, has been appointed to the Board of Directors of Benitec. Prior to joining NantWorks, LLC, Dr. Banks served as vice president, portfolio manager and research analyst for the Franklin Biotechnology Discovery Fund at Franklin Templeton Investments. Dr. Banks earned an M.D. from the Brown University School of Medicine and a Ph.D. in Organic Chemistry from Brown University, and he holds an A.B. in Chemistry from Princeton University.

Signed in accordance with a resolution of the directors.

Peter Francis

Chair

Melbourne, November 22, 2016

BENITEC BIOPHARMA LIMITED Interim Report for the three months ended September 30, 2016	16

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Auditor’s Independence Declaration

To The Directors of Benitec Biopharma Limited

In accordance with the requirements of section 307C of the Corporations Act 2001, as lead auditor for the review of Benitec Biopharma Limited for the three months ended 30 September 2016, I declare that, to the best of my knowledge and belief, there have been:

a	no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the review; and

b	no contraventions of any applicable code of professional conduct in relation to the review.

/s/ Grant Thornton

GRANT THORNTON AUDIT PTY LTD

Chartered Accountants

/s/ L M Worsley

L M Worsley

Partner - Audit & Assurance

Sydney, 22 November 2016

Grant Thornton Audit Pty Ltd ACN 130 913 594

a subsidiary or related entity of Grant Thornton Australia Ltd ABN 41 127 556 389

‘Grant Thornton’ refers to the brand under which the Grant Thornton member firms provide assurance, tax and advisory services to their clients and/or refers to one or more member firms, as the context requires. Grant Thornton Australia Ltd is a member firm of Grant Thornton International Ltd (GTIL). GTIL and the member firms are not a worldwide partnership. GTIL and each member firm is a separate legal entity. Services are delivered by the member firms. GTIL does not provide services to clients. GTIL and its member firms are not agents of, and do not obligate one another and are not liable for one another’s acts or omissions. In the Australian context only, the use of the term ‘Grant Thornton’ may refer to Grant Thornton Australia Limited ABN 41 127 556 389 and its Australian subsidiaries and related entities. GTIL is not an Australian related entity to Grant Thornton Australia Limited.

Liability limited by a scheme approved under Professional Standards Legislation. Liability is limited in those States where a current scheme applies.

17

Statement of profit or loss and other comprehensive income

for the three months ended September 30, 2016

		Consolidated three months ended
	Notes	September 2016	September 2015
		$’000	$’000
Revenue	2	111	226
Other Income	2	5,683	848
Total Income		5,794	1,074

Expenses
Royalties and licence fees		(22)	-
Research and development		(2,517)	(6,068)
Employee benefits expense		(1,376)	(1,221)
Share-based expense	2	(126)	(485)
Travel related costs		(116)	(437)
Consultants costs		(192)	(176)
Occupancy costs		(132)	(127)
Depreciation	2	(73)	(23)
Corporate expenses		(250)	(260)
Foreign exchange loss	2	(248)	-
IPO costs		-	(969)
Total expenses		(5,052)	(9,766)

Profit/(Loss) before income tax		742	(8,692)
Income tax		-	-
Profit/(Loss) after income tax for the period attributable to the owners of Benitec Biopharma Limited		742	(8,692)
Other comprehensive income/(loss)
Foreign Currency translation		31	(235)
Other comprehensive income/(loss) for the period, net of tax		31	(235)

Total comprehensive profit/(loss) for the period attributable to the owners of Benitec Biopharma Limited		773	(8,927)

Basic earnings/(loss) for the three months, cents per share		0.5	(6.6)
Diluted earnings/(loss) for the three months, cents per share		0.4	(6.6)

The above statement of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes.

BENITEC BIOPHARMA LIMITED Interim Report for the three months ended September 30, 2016	18

Statement of financial position

for the three months ended September 30, 2016

		Consolidated
	Notes	September	June
		2016	2016
		$’000	$’000
ASSETS
Current Assets
Cash and cash equivalents		13,394	18,230
Trade and other receivables	5	6,588	977
Other	6	229	177
Total Current Assets		20,211	19,384

Non-current Assets
Deposits		59	-
Plant and equipment		426	506
Total Non-current Assets		485	506

TOTAL ASSETS		20,696	19,890

LIABILITIES
Current Liabilities
Trade and other payables	7	706	833
Provisions		225	202
Total Current Liabilities		931	1,035

Non-Current Liabilities
Provisions		29	18
Total Non-Current Liabilities		29	18

TOTAL LIABILITIES		960	1,053

NET ASSETS		19,736	18,837

EQUITY
Issued capital	8	147,641	147,641
Reserves		1,788	2,565
Accumulated losses		(129,693)	(131,369)
TOTAL EQUITY		19,736	18,837

The above statement of financial position should be read in conjunction with the accompanying notes.

BENITEC BIOPHARMA LIMITED Interim Report for the three months ended September 30, 2016	19

Statement of changes in equity

for the three months ended September 30, 2016

	Issued capital	Reserves	Accumulated Losses	Total equity
	$’000	$’000	$’000	$’000
Consolidated
Balance at June 30,2015	129,631	2,038	(107,791)	23,878
Loss for the three month period	-	-	(8,692)	(8,692)
Other comprehensive income
- Foreign exchange translation reserve	-	(235)	-	(235)
Total comprehensive income	-	(235)	(8,692)	(8,927)
Share issues, net of transaction costs	17,965	-	-	17,965
Share based payments	-	485	-	485
At September 30, 2015	147,596	2,288	(116,483)	33,401

Balance at June 30, 2016	147,641	2,565	(131,369)	18,837
Profit for the three month period	-	-	742	742
Other comprehensive income
- Foreign currency translation reserve	-	31	-	31
Total comprehensive income	-	31	742	773
Share issues, net of transaction costs	-	-	-	-
Share based payments	-	126	-	126
Transfer of forfeited share based payments	-	(934)	934	-
At September 30, 2016	147,641	1,788	(129,693)	19,736

The above statement of changes in equity should be read in conjunction with the accompanying notes.

BENITEC BIOPHARMA LIMITED Interim Report for the three months ended September 30, 2016	20

Statement of cash flows

for the three months ended September 30, 2016

	Consolidated Three months ended
	September 2016	September 2015
	$’000	$’000
Cash flows from operating activities
Receipts from customers	84	229
Interest received	34	153
Payments to suppliers and employees	(4,703)	(7,545)
Net cash used in operating activities	(4,585)	(7,163)

Cash flows from investing activities
Payments for property, plant and equipment	(9)	(57)
Investment in security deposit	(47)	-
Net cash used in investing activities	(56)	(57)

Cash flows from financing activities
Proceeds from issue of shares	-	19,462
IPO and share issue transaction costs	-	(1,997)
Net cash from financing activities	-	17,465

Net (decrease)/ increase in cash and cash equivalents	(4,641)	10,245
Cash and cash equivalents at beginning of the financial year	18,230	21,787
Effects of exchange rate changes on cash and cash equivalents	(195)	357
Cash and cash equivalents at end of period	13,394	32,389

The above statement of cash flows should be read in conjunction with the accompanying notes.

BENITEC BIOPHARMA LIMITED Interim Report for the three months ended September 30, 2016	21

Notes to the consolidated financial statements

for the three months ended September 30, 2016

1.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL REPORT

The condensed interim consolidated financial statements (the interim financial statements) of the Group are for the three months ended September 30, 2016 and are presented in Australian dollars ($), which is the functional currency of the parent company. These general purpose interim financial statements have been prepared in accordance with the requirements of the Corporations Act 2001 and AASB 134 Interim Financial Reporting. They do not include all of the information required in annual financial statements in accordance with International Accounting Standards, and should be read in conjunction with the consolidated financial statements of the Group for the year ended June 30, 2016 and any public announcements made by the Group during the three months in accordance with continuous disclosure requirements arising under the Australian Stock Exchange Listing Rules and the Corporations Act 2001.

The interim financial statements have been approved and authorised for issue by the Board of Directors on November 22, 2016.

(a)	Basis of accounting

The three month financial report is a general-purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001, applicable Accounting Standards including AASB 134 “Interim Financial Reporting” and other mandatory professional reporting requirements.

This financial report has been prepared on a going concern basis.

During the three months ended September 30, 2016, the consolidated entity incurred a profit of $0.74million (2015 comparative period loss $8.7million) and had net operating cash outflows of $4.6million (2015 comparative period $7.2million outflow).

The directors having performed a review of the cash flow forecasts, considered the cash flow needs of the Group, believe that the strategies in place are appropriate to generate funding which will be sufficient to maintain the going concern status of the Group. The company has a demonstrated ability to raise additional capital, has completed a $2.6million raise on the 24th October 2016 and has announced its intentions to raise additional funds in the next six months.

If these strategies are unsuccessful then the Group may need to realise its assets and extinguish liabilities other than in the ordinary course of business and at amounts different to those disclosed in the financial report.

The financial statements do not contain any adjustments to the amounts or classifications of recorded assets or liabilities that might be necessary if the Group does not continue as a going concern.

The financial statements take no account of the consequences, if any, of the effects of unsuccessful product development or commercialisation, nor of the inability of the Group to obtain adequate funding in the future.

The financial statements have been prepared in accordance with the historical cost convention. For the purpose of preparing the financial report, the three months has been treated as a discrete reporting period.

(b)	Summary of significant accounting policies

The interim financial statements have been prepared in accordance with the accounting policies adopted in the Group’s last annual financial statements for the year ended June 30, 2016.

(c)	Estimates

When preparing the interim financial statements, management undertakes a number of judgements, estimates and assumptions about recognition and measurement of assets, liabilities, income and expenses. The actual results may differ from the judgements, estimates and assumptions made by management, and will seldom equal the estimated results.

BENITEC BIOPHARMA LIMITED Interim Report for the three months ended September 30, 2016	22

Notes to the consolidated financial statements

for the three months ended September 30, 2016

1	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL REPORT (continued)

The judgements, estimates and assumptions applied in the interim financial statements, including the key sources of estimation uncertainty were the same as those applied in the consolidated entity's last annual financial statements for the year ended June 30, 2016.

Grant income is generated through the Australian federal government’s Research and Development Tax Incentive program, under which the government provides a cash refund for the 45% of eligible research and development expenditures. Because the grants are determined by the Australian government following the completion of a fiscal year based upon eligible research and development expenditures, grants are recorded in the fiscal year received, or anticipated to be received, (when a reliable estimate can be made) rather than the fiscal year to which they relate. From July 2016 the cash refund rate has been decreased to 43.5% affecting claims made for the financial year 2017.

(d)	Significant events and transactions

Key highlights of the interim reporting period to September 30, 2016 include the following:

Restructuring of Senior Executive team

Benitec announced a restructure of its executive team with appointment of Mr Greg West as permanent CEO, Dr Cliff Holloway as Chief Business and Operating Officer, and Mr Bryan Dulhunty as Chief Financial Officer. The changes signify an important new era for the Company and strengthens its core capabilities with their combined expertise in global biotechnology and biopharmaceutical sectors. Benitec remains committed to its articulated strategy to develop and enhance its ddRNAi technology platform, establish co-development and collaboration arrangements for non-pipeline projects, and to out-license ddRNAi to companies that are developing therapeutic programs independently.

On appointment of Mr West as CEO, Mr West was granted 2.2million options vesting over 3 years and expiring in 5 years. The exercise price is 16.65 cents per option.

Appointment of new Audit and Risk Committee Chair

Benitec announced the appointment of Ms Megan Boston as Director of the Company and Chair of the Audit and Risk Committee on the 16 of August 2016. Ms Boston has significant experience in finance, audit, risk management, compliance and corporate governance sectors with listed entities and government organisations in Australia. Mr. Iain Ross stepped down as Chair of the Audit and Risk Committee on the appointment of Ms Boston.

Resignation of Director

Mr Iain Ross resigned as a director on 30 September 2016.

Change in Company Secretary

Ms. Sakura  Holloway  was  appointed  Joint  Company Secretary on the 23 August 2016. She left the Company on 11 October 2016 and ceased her role as Company Secretary on that date. Mr Greg West remains as Company Secretary.

2	REVENUE AND EXPENSES

		Consolidated three months ended
		September 2016	September 2015
(a)	Revenue	$’000	$’000
	(i) Licensing revenue and royalties	67	73
	(ii) Interest	44	153
		111	226

BENITEC BIOPHARMA LIMITED Interim Report for the three months ended September 30, 2016	23

Notes to the consolidated financial statements

for the three months ended September 30, 2016

2	REVENUE AND EXPENSES (continued)

		Consolidated three months ended
		September 2016	September 2015
		$’000	$’000
(b)	Other Income
	Australian Government R&D Grants	5,666	-
	Net Foreign exchange gain	17	848
		5,683	848
(c)	Expenses
	Depreciation	73	23
	Share-based payments	126	485
	Foreign exchange loss	248	-

(d)	Seasonality of Operations

There is no discernible seasonality in the operations of the consolidated.

3.	OPERATING SEGMENTS

Identification of reportable operating segments

The Group has only one operating segment during the financial year, being the global commercialisation by licensing and partnering of patents and licences in biotechnology, more specifically in functional genomics, with applications in biomedical research and human therapeutics. This operating segment is based on the internal reports that are reviewed and used by the Board of Directors (who are identified as the Chief Operating Decision Makers ('CODM')) in assessing performance and in determining the allocation of resources.

The information reported to the CODM is on at least a monthly basis.

The group sources some of its revenue from the United States of America and therefore presents the split by geographical region.

Geographical location	Revenue from External Customers		Results by Geographical Region		Carrying Amount of Geographical Total Assets
	Sept 2016 $’000	Sept 2015 $’000	Sept 2016 $’000	Sept 2015 $’000	Sept 2016 $’000	June 2016 $’000
Australia	67	73	791	(7,747)	19,919	19,076
Unites States of America	-	-	(49)	(945)	777	814
	67	73	742	(8,692)	20,696	19,890

4.	EVENTS AFTER THE BALANCE SHEET DATE

On October 24, 2016, Benitec entered into a strategic engagement with Nant Capital, LLC. The strategic engagement includes a scientific collaboration in clinical programs and an immediate private placement to Nant Capital, LLC of 29,305,819 ordinary shares in Benitec, representing approximately 19.9% of its then outstanding issued capital (for a post-issue holding of approximately 16.7%). The shares were priced at A$0.0895 per share, representing the 7-day volume weighted average price of the ordinary shares on the ASX prior to the execution of a share purchase subscription agreement.

BENITEC BIOPHARMA LIMITED Interim Report for the three months ended September 30, 2016	24

Notes to the consolidated financial statements

for the three months ended September 30, 2016

4.	EVENTS AFTER THE BALANCE SHEET DATE (continued)

Approval of shareholders will be sought for the issue of up to an additional 29,305,819 ordinary shares to Nant Capital, LLC within three months after Benitec’s 2016 annual shareholders meeting (to be held on December 14, 2016) which, should the issue proceed, would result in Nant Capital, LLC holding approximately 28.6% of the issued capital of Benitec. The capital raised will be used to fund technology to be sublicensed from NantWorks, LLC and to fund our existing therapeutic candidate development programs. Nant Capital, LLC could only be required to purchase the additional ordinary shares if it has entered into a collaboration agreement with Benitec and the purchase price would be market price.

Benitec and Nant Capital, LLC have agreed to use their reasonable efforts to enter into a scientific collaboration agreement (by December 30, 2016) designed to take Benitec back into the clinic. The collaboration would involve an antisense oligonucleotide (“ASO”) sublicense from NantWorks, LLC for the treatment of squamous cell carcinoma associated with head and neck cancer (“SCCHN”), and the intended development of a ddRNAi program that would represent a second generation therapeutic for the treatment of SCCHN.

Benitec would sublicense the ASO asset from NantWorks, LLC with the intent to complete a follow-on clinical trial. This trial could encompass a Phase II/III study in which the ASO directed at epidermal growth factor receptor (“EGFR”) would be coupled with Erbitux for treating patients. Sublicense terms are to be settled between Benitec and NantWorks, LLC. The ddRNAi program is expected to be a second generation therapeutic for the treatment of SCCHN. The use of ddRNAi could provide the ability to target patients with a variant of EGFR, which can compromise up to 40% of SCCHN patients with malignant lesions. Benitec has modelled entry into the clinic for a Phase I/IIa study at the end of calendar year 2018, assuming a start date of early calendar 2017. Benitec would be the sponsor on record for the clinical trial.

Under the proposed collaboration agreement, Benitec would work with NantWorks, LLC scientists, clinicians and consultants to develop a regulatory strategy and clinical plan. Benitec would prepare a scientific development plan and budget as soon as possible with a targeted completion date of December 30, 2016. Benitec would fund the development plan in large part from equity issuances to Nant Capital, LLC and potentially other investors.

Upon completion of the initial placement of ordinary shares, Jerel A Banks, the Chief Investment Officer of Nant Capital, LLC, has been appointed to the Board of Directors of Benitec. Prior to joining NantWorks, LLC, Dr. Banks served as vice president, portfolio manager and research analyst for the Franklin Biotechnology Discovery Fund at Franklin Templeton Investments. Dr. Banks earned an M.D. from the Brown University School of Medicine and a Ph.D. in Organic Chemistry from Brown University, and he holds an A.B. in Chemistry from Princeton University.

5.	TRADE AND OTHER RECEIVABLES

	Consolidated
	Sept 2016	June 2016
	$'000	$'000
Settlement Receivable*	900	900
R&D Grant Receivable	5,619	-
Other	69	77
	6,588	977

BENITEC BIOPHARMA LIMITED Interim Report for the three months ended September 30, 2016	25

Notes to the consolidated financial statements

for the three months ended September 30, 2016

5.	TRADE AND OTHER RECEIVABLES (continued)

* On the 26 August 2016 a settlement agreement was reached for the return of $900k of a $2.7million clinical trial prepayment that had previously been shown in the June 2015 financial statements. The prepayment had originally been made to conduct a small cell lung cancer program. The lung cancer program was cancelled in the year ended June 2016.

There is no receivable balance that is either past due or impaired.

6.	CURRENT ASSETS – OTHER

	Consolidated
	Sept 2016	June 2016
	$'000	$'000
Prepayments	206	149
Other current assets	23	28
	229	177

7.	TRADE AND OTHER PAYABLES

	Consolidated
	Sept 2016	June 2016
	$'000	$'000

Trade creditors	278	538
Sundry creditors and accrued expenses	428	295
	706	833

8.	ISSUED CAPITAL

Details	Date	Number of Shares	$
Balance	30 June 2016	146,529,096	147,641

Balance	30 September 2016	146,529,096	147,641

The weighted average number of shares on issue during the three months to September 30, 2016 was		146,529,096

Ordinary shares

Ordinary shares entitle the holder to participate in dividends and the proceeds on the winding up of the Company in proportion to the number of and amounts paid on the shares held. The fully paid ordinary shares have no par value and the Company does not have a limited amount of authorised capital.

On a show of hands every member present at a meeting in person or by proxy shall have one vote and upon a poll each share shall have one vote.

Benitec shares are listed on the Australian Stock exchange and trade under the code BLT.

Benitec shares trade on Nasdaq as American Depositary Receipts (ADR) under the code BNTC. Each ADR represents 20 ordinary shares.

BENITEC BIOPHARMA LIMITED Interim Report for the three months ended September 30, 2016	26

Notes to the consolidated financial statements

for the three months ended September 30, 2016

8.	ISSUED CAPITAL (continued)

Share buy-back

There is no current on-market share buy-back.

Share options outstanding at September 30, 2016

•	Director and Employee Share issue plan

		Exercise	Number
Grant date	Expiry date	price	under option
17 November 2011 **	17 November 2016	$1.25	600,000
7 February 2012 **	7 February 2017	$1.25	156,000
16 November 2012 **	16 November 2017	$1.25	400,000
10 November 2013 *	18 May 2018	$0.62	400,000
22 August 2013 **	22 August 2018	$1.25	480,000
15 May 2014 **	15 May 2019	$1.50	180,000
17 December 2014 **	17 December 2019	$1.25	2,634,000
6 May 2015 **	6 May 2020	$1.25	650,000
12 November 2015*	12 November 2020	$0.77	3,080,000
9 August 2016**	9 August 2021	$0.17	2,200,000
			10,780,000

* Non-Executive Directors options

** Executive and employee options

•	Unlisted Options issued as attaching options with the 28 February 2014 placement of shares
28 February 2014	28 February 2019	$1.26	13,246,203

•	Nasdaq Warrants/Options***
20 August 2015 ***	21 August 2020	U.S. $	0.275	11,500,000

*** Options converted to listed NASDAQ warrants (BNTCW).
“Warrant” refers to a warrant to purchase one ADS at an exercise price of U.S.$5.50 per ADS (the equivalent of 20 options over ordinary shares at U.S. $0.275 per share), exercisable from the date of issuance until five years thereafter (28 February 2019).

Total Options on Issue				35,526,203

BENITEC BIOPHARMA LIMITED Interim Report for the three months ended September 30, 2016	27

Notes to the consolidated financial statements

for the three months ended September 30, 2016

9.	COMMITMENTS

On December 18, 2012, the Group announced the appointment of Synteract, Inc. as its Clinical Research Organisation responsible for the progression of TT-034 into Phase I/IIa clinical trials in the U.S. The Group has negotiated a contract with favourable commercial terms, in some instances requiring prepayment, for Synteract to continue to manage the Phase I/IIa clinical trial and the long term patient follow-up through 2016 and beyond.

While the Company announced on February 20, 2016 that is was terminating the HCV program, Benitec is committed to completing the study and the company’s estimate of the cost, assuming all patients remain in the study and the follow-up continues to 2021 is a maximum of $1.0million. The scenario of all patients remaining in the study to 2021 is most unlikely and the actual cost is likely to be far less than the nominated contingency of $1million.

On November 11, 2014, the Group entered into a Collaborative Research and License Agreement with 4D Molecular Therapeutics (4DMT) to identify and develop adeno-associated virus (“AAV”) vector variants optimised for gene delivery to tissues within the eye using 4D technology and products combining such optimised AAV vector variants with Benitec’s ddRNAi technology, for further development and commercialisation by Benitec under license from 4D Molecular. Under this agreement the Group shall fund 4DMT for the studies to be carried out by 4DMT according to the research plan that was agreed between the parties.

On June 28, 2016, the Group signed a contract with PhoenixBio Co., Ltd to conduct a study evaluating the anti-HBV efficacy of its HBV preclinical asset in combination with standard of care therapies in HBV GT C infected PXB-mice.

The Group has contracted for scientific work on the therapeutic programs, as described above, and payments due within the next 12 month’s total approximately $1,672,723. (June 30, 2016: $2,716,000).

10.	CONTINGENT LIABILITIES

Benitec during the year ended 2016 acquired full rights to its pre-clinical hepatitis B program from its collaborator, Biomics Biotechnologies, to enable the independent progression of the product candidate and simplify partnering negotiations. In order to acquire full rights to the hepatitis B program that was previously developed by Joint Venture with Biomics, Benitec paid the JV partner $2.5million in upfront payments ($2million cash, $500k shares), with a further $3.5million and single digit royalties that may be payable to Biomics, in the instance that constructs developed during the joint venture are commercialised. Commercialisation is uncertain at this time.

11.	RELATED PARTY TRANSACTIONS

Parent entity

Benitec Biopharma Limited is the parent entity.

Key management personnel

Disclosures relating to key management personnel are set out in 30 June 2016 Annual Report in the remuneration report.

Other transactions with key management personnel and their related parties

Payments totalling $30,874 were made to Francis Abourizk Lightowlers (a law firm in which Peter Francis is a partner and has a beneficial interest) for legal services at normal commercial rates in the three months ended to September 30, 2016 (three months ended September 30, 2015: $14,012).

Consultancy fees totalling $32,133 were paid for executive duties in the three months to September 30, 2016 (three months ended September 30, 2015: $43,442) to Newstar Ventures Ltd, a corporation in which John Chiplin is a director and has a beneficial interest.

BENITEC BIOPHARMA LIMITED Interim Report for the three months ended September 30, 2016	28

Notes to the consolidated financial statements

for the three months ended September 30, 2016

11.	RELATED PARTY TRANSACTIONS (CONTINUED)

Receivable from and payable to related parties

There were no trade receivables from or trade payables to related parties at the current and previous reporting date.

Loans to/from related parties and Terms and conditions

There were no loans to or from related parties at the current and previous reporting dates. All transactions were made on normal commercial terms and conditions at market rates.

BENITEC BIOPHARMA LIMITED Interim Report for the three months ended September 30, 2016	29

Management’s discussion, analysis of financial condition review of operations and risk factors for the three months ended September 30, 2016

Operating Results

We are a clinical-stage biotechnology company with a pipeline of in-house and partnered therapeutic programs based on our patented gene-silencing technology, ddRNAi. We are developing treatments for chronic and life-threatening human diseases such as hepatitis B, age-related macular degeneration and oculopharyngeal muscular dystrophy based on this technology. In addition, we have licensed ddRNAi technology to other biopharmaceutical companies that are progressing their programs towards, or are in, clinical development for applications, including HIV/AIDS, retinitis pigmentosa, Huntington’s disease, cancer immunotherapy and intractable neuropathic pain.

Our focus has been validating our ddRNAi platform technology, including the Phase I/IIa clinical trial of TT-034, a therapy for hepatitis C. We reported in February 2016 our plans to discontinue the TT-034 program for commercial reasons. Early stages of the clinical trial indicated TT-034 was safe and well-tolerated in the nine patients dosed in the clinical trial. The success of this “first in human” trial is a key step in validating ddRNAi for therapeutic use, providing the opportunity to progress Benitec’s other in-house programs in similar manner, applying the key lessons learned by advancing TT-034 to the clinic. In the near future, we expect to earn revenue from partnering in-house programs with biotechnology and pharmaceutical companies, forming strategic collaborations with pharmaceutical companies, and out-licensing the ddRNAi platform for therapeutic areas outside of the Company’s in-house pipeline. There can be no assurance, however, as to whether we will enter into any additional such arrangement or what the terms of any such arrangement could be.

During the quarter ended 30 September 2016 the Company focused on internal changes to position it for future success. This included an in-depth review of its scientific pipeline to ensure efforts are focused on those areas with a high probability of return on investment and commercial success. In parallel to this review and reprioritisation of programs, the Company restructured and consolidated internal and external resources to reduce annual expenses and extend the cash runway. Project management practices have been enhanced to ensure that future activities are outcome driven and that there is improved control over timelines, deliverables and cash management.

We have incurred losses from operations in each year since inception. A profit of A$0.74million was made in the 3 months to September 30, 2016 primarily due to taking up an Research and Development grant receivable of $5.62m relating to expenditure incurred in the year ended 30 June 2016. It is expected a full year loss will be made. In the previous corresponding period to September 30, 2015 a A$8.7million loss was incurred. Our net losses were A$24.8million, A$11.5 million and A$7.0million for the fiscal years ended June 30, 2016, 2015 and 2014, respectively. The majority of our net losses resulted from costs incurred in connection with our research and development programs and from general and administrative costs associated with our operations. We expect to continue to incur significant expenses and increasing operating losses for at least the next several years and over future fiscal years we expect our expenses will increase substantially in connection with our ongoing activities as we:

•	pursue clinical proof of concept across our programs, including treatments for hepatitis B, AMD and OPMD;
•	continue preclinical development of cell therapy and immunotherapy programs through preclinical proof of concept;
•	continue our research and development efforts for the refinement of ddRNAi-based technology;
•	seek regulatory approval for our product candidates; and
•	add additional personnel and resources to support our product development and commercialisation efforts.

We may generate revenue from licensing programs, strategic alliances or collaboration arrangement with pharmaceutical companies. These arrangements are likely to be more appealing to them when our pipeline is more advanced. We do not expect to generate revenue from product sales unless and until we successfully complete clinical development and obtain regulatory approval for one or more of our product candidates, which we expect will take a number of years, is subject to significant uncertainty and may never occur.

BENITEC BIOPHARMA LIMITED Interim Report for the three months ended September 30, 2016	30

Management’s discussion, analysis of financial condition review of operations and risk factors for the three months ended September 30, 2016

Operating Results (continued)

We will continue to pursue licensing programs, strategic alliances and collaboration arrangements with pharmaceutical companies and we regard this as our key value creation opportunity unless and until we are able to gain regulatory approval for one of our product candidates and decide to commercialise it ourselves. If we were to decide to take one or more product candidates to commercialisation on our own, the process of obtaining regulatory approval for the selected programs and building the commercial infrastructure that would be necessary to commercialise them, if approved, would require substantial additional funding.

Our current operating plan may change as a result of many factors currently unknown to us, and we may need to seek additional funds sooner than planned. These additional funds could be raised through public or private equity or debt financings (although debt financings are unlikely to be available until we have significant revenue and cash flow to service debt we may incur), government or other third-party funding, strategic alliances and licensing arrangements or a combination of these approaches. However, we may be unable to raise additional funds or enter into such other arrangements when needed on favourable terms or at all. Our failure to raise capital or enter into such other arrangements as and when needed would have a negative impact on our financial condition and compromise our ability to develop our product candidates and pursue our strategy.

We expect to incur losses for the foreseeable future, and we expect these losses to increase as we continue our development of, and seek regulatory approvals for, our product candidates. Because of the numerous risks and uncertainties associated with product development in our field, we are unable to predict the timing or amount of increased expenses, or when or if we will be able to generate product revenue or achieve or maintain profitability. Our ability to generate revenue from licensing, strategic alliances and collaboration arrangements and product sales will depend on a number of factors, including, among others, obtaining and maintaining adequate coverage and reimbursement from third-party payors for any of our product candidates that may receive regulatory approval. Even if we are able to generate revenues from licensing programs, strategic alliances or collaboration arrangements or commercial sale of our products, we may not become profitable. If we fail to become profitable or are unable to sustain profitability on a continuing basis, then we may be unable to continue our operations at planned levels and we could be forced to reduce our operations.

Financial operations overview

Revenue and Other Income

To date, we have derived revenues from licensing fees and interest income. We have not generated any revenues from the sales of products. Revenues from licensing fees and interest income are included in the revenue line item on our statement of profit or loss. Our licensing fees have been generated through the licensing of our ddRNAi technology to biopharmaceutical companies.

Our grant income is generated through the Australian Federal Government’s Research and Development Tax Incentive program, under which the government provides a cash refund for the 45% of eligible research and development expenditures, including salaries, by small Australian entities having a tax loss. For this purpose, small Australian entities are defined as those with less than A$20million in revenue. This grant is available for our research and development activities in Australia, as well as activities in the United States to the extent such US-based expenses relate to our activities in Australia, do not exceed half the expenses for the relevant activities and are approved by the Australian government. Because the grants are determined by the Australian government following the completion of a fiscal year based upon eligible research and development expenditures, grants are recorded in the fiscal year received, or anticipated to be received (when a reliable estimate can be made) rather than the fiscal year to which they relate. From July 2016 the cash refund rate has been decreased to 43.5% affecting claims made for the financial year 2017.

BENITEC BIOPHARMA LIMITED Interim Report for the three months ended September 30, 2016	31

Management’s discussion, analysis of financial condition review of operations and risk factors for the three months ended September 30, 2016

Financial operations overview (continued)

Employment related costs

Employment related costs include salaries for all our employees and related benefits, including the grant of share options, which are valued and included in the statements of profit or loss and other comprehensive income as share based expenses.

Impairment

We assess at the end of each fiscal year and half year whether there is an indication that an asset may be impaired. If any such indication exists, or when annual impairment testing is required for an asset, such as goodwill, intangible assets with indefinite useful lives and intangible assets not yet available for use, we make an estimate of the asset’s recoverable amount. An asset’s recoverable amount is the higher of its fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets and the asset’s value in use cannot be estimated to be close to its fair value. In such cases, the asset is tested for impairment as part of the cash generating unit to which it belongs. When the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, the asset or cash-generating unit is considered impaired and is written down to its recoverable amount.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Impairment losses relating to continuing operations are recognised in those expense categories consistent with the function of the impaired asset unless the asset is carried at revalued amount (in which case the impairment loss is treated as a revaluation decrease).

Royalties and license fees

Benitec pays royalties and license fees in connection with our licensing of intellectual property from third parties. In connection with our acquisition of Tacere in 2012, we agreed to pay to the former shareholders of Tacere royalties on certain licensing revenue earned by us through the license of certain products, including TT-034, covered by a patent controlled by Tacere in October 2012. Any such royalties would be calculated as follows: 15% if the license is entered into prior to commencement of a Phase III clinical study and 2.5% if the license is entered into after commencement of a Phase III clinical study. Also, if we were to directly sell these products, then we would pay a royalty of 2.5% on net sales to the former shareholders of Tacere.

In August 2009, Benitec entered into a collaborative agreement with Biomics Biotech Co., Ltd., or Biomics, pursuant to which we agreed to share any revenue generated from commercialising our jointly filed patents which relate to single-stranded RNA and shRNA sequences for treatment of hepatitis B. In July 2015, we entered into an earn-out agreement with Biomics pursuant to which we acquired all rights, title and interest in these patents in exchange for upfront and milestone payments. At the time of signing the agreement, we paid Biomics A$2.5 million consisting of A$2.0million in cash and 647,333 ordinary shares (having a value of A$500,000 at the time the agreement was entered into). These shares could not be traded until October 1, 2015 and thereafter Biomics may only sell up to A$100,000 in value of those shares in any calendar month. Upon out-licensing a patent in this patent family we will also pay Biomics 50% of the initial licensing revenue received by us up to a maximum of A$3.5million and, in the event we receive licensing revenue greater than $6million, we would pay Biomics 1.5% of licensing revenue on any such additional amounts.

BENITEC BIOPHARMA LIMITED Interim Report for the three months ended September 30, 2016	32

Management’s discussion, analysis of financial condition review of operations and risk factors for the three months ended September 30, 2016

Financial operations overview (continued)

In August 2013, Benitec entered into a commercial license arrangement with New South Innovations Pty Limited, or NSi, of University of New South Wales for the patent portfolio relating to our therapy product candidate for NSCLC. The license provides for modest up-front and ongoing license fees, and also milestone and single digit percentage royalty payments on net sales. A percentage of sub-licensing revenue is also payable to NSi. We may terminate the license at will, and in the event of certain breaches by NSi. NSi may terminate the license in the event of certain breaches by Benitec. Although Benitec recently decided to discontinue the NSCLC program, the license has not been terminated by either party.

Foreign exchange translation

The foreign currency translation reserve represents the currency translation movements of subsidiary company balances denominated in foreign currencies at year end. Foreign currency monetary items are translated at the period exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined. Movements in the foreign currency translation reserve are shown in our Statement of Profit or Loss and Other Comprehensive Income.

Foreign currency transactions are translated into functional currency using the exchange rates prevailing at the date of the transactions. Exchange rate differences are recognised in the Statement of Profit or Loss and Other Comprehensive Income.

Critical Accounting Policies and Estimates

The preparation of our financial statements requires us to make estimates and judgments that can affect the reported amounts of assets, liabilities, revenues and expenses, as well as the disclosure of contingent assets and liabilities at the date of our financial statements. We analyse our estimates and judgments and we base our estimates and judgments on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Actual results may vary from our estimates. Our significant accounting policies are described in Note 1 to these periodic financial statements and are detailed in Note 1 to our consolidated financial statements for the fiscal year ended June 30, 2016 (which are available on the company website and at ASX:BLT NASDAQ: BNTC; NASDAQ: BNTCW). We have summarised below the accounting policies of particular importance to the portrayal of our financial position and results of operations and that require the application of significant judgment or estimates by our management.

Share-based payments transactions

We measure the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is determined using a Black-Scholes model.

Tax losses

Given our history of recent losses, we have not recognised a deferred tax asset with regard to unused tax losses and other temporary differences, as it has not been determined whether we or our subsidiaries will generate sufficient taxable income against which the unused tax losses and other temporary differences can be utilised. We note that the availability of tax losses is subject to an Australian continuity of ownership test or, if we fail that test, the same business test. If we continue to obtain funding from new shareholders, then we may not comply with the continuity of ownership test.

Certain differences between IFRS and U.S. GAAP

IFRS differs from U.S. GAAP in a few respects. While we have not assessed the materiality of differences between IFRS and U.S. GAAP, we note in particular that IFRS permits the recording of finance income as revenue and research and development grants as income, unlike U.S. GAAP, under which interest and other finance revenue would not be recorded as income but instead as net finance income and research and development grants would be recorded as an offsetting reduction to research and development expenses. In addition, under IFRS, all employment-related expenses are reported in their own line item in our Statement of Profit or Loss and Other Comprehensive Income, unlike U.S. GAAP, under which employment-related expenses are generally allocated to line items such as research and development expense or general and administrative expense based on the functions performed by each applicable employee.

BENITEC BIOPHARMA LIMITED Interim Report for the three months ended September 30, 2016	33

Management’s discussion, analysis of financial condition review of operations and risk factors for the three months ended September 30, 2016

Financial operations overview (continued)

Certain differences between IFRS and U.S. GAAP (continued)

The following discussion relates to our consolidated results of operations, financial condition and capital resources. You should read this discussion in conjunction with our consolidated financial statements and the notes thereto contained elsewhere in this report.

Results of Operations

A.          Comparison of the three months ended September 30, 2016 to the three months ended September 30, 2015

Revenue	For the three months ended September 30		Increase (Decrease)
	2016	2015
	$’000	$’000	$’000
Revenue:
Licensing revenue and royalties	67	73	(6)
Other Revenue:
Finance income - interest	44	153	(109)
Other Income:
Australian Government R&D Grants	5,666	-	5,666
Net foreign exchange gain	17	848	(831)

Licensing revenue and royalties decreased very slightly from the three months ended September 30, 2015 to the three months ended September 30, 2016 primarily due to timing differences in the recognition of such revenue.

Finance income decreased by A$0.11million from A$0.15million in the three months ended September 30, 2015 to A$0.04million in the three months ended September 30, 2016, due to lower cash holdings.

Australian Government R&D Grants represent a receivable taken up by the Company. Receipt of the funds is expected in the current financial year. In the 2015 year this receivable was not taken up until the third quarter.

The high foreign exchange gain in 2015 was due to a high U.S. dollar cash balance in fiscal 2015 following an equity placement in April 2014, coupled with a significant appreciation of the U.S. dollar against the Australian dollar calendar 2015. In the September 2016 quarter the AUD/USD exchange rate has been relatively stable.

Expenses

Research and development expense. Research and development expense decreased by A$3.55million, from A$6.07million in the three months ended September 30, 2015 to A$2.52million in the three months ended September 30, 2016, primarily due to:

Expenses

•	Termination of the hepatitis C program
•	Termination of the non-small cell lung cancer program

BENITEC BIOPHARMA LIMITED Interim Report for the three months ended September 30, 2016	34

Management’s discussion, analysis of financial condition review of operations and risk factors for the three months ended September 30, 2016

Results of Operations (continued)

A.          Comparison of the three months ended September 30, 2016 to the three months ended September 30, 2015 (continued)

Expenses

Employment related expenses. Employment-related expenses increased by A$0.16million, in the three months ended September 30, 2016 compared to the three months ended September 30, 2015, reflecting normal variations in staffing levels.

Share based expenses. Share based expenses decreased by A$0.36million, from A$0.49million in the three months ended September 30, 2015 to A$0.13million in the three months ended September 30, 2016 due to forfeiture, vesting or expiration of previously issued options.

Share based expenses are calculated using a Black-Scholes model. The share based expense model uses a data set that includes share price and exercise price, exercise probability, volatility, exercise time and interest rates. We recognise share based expenses over the service period in which the employee earns the award, which is the vesting period of the award.

Travel related costs. Travel related costs decreased by A$0.32million from A$0.44million in the three months ended September 30, 2015 to A$0.12million in the three months ended September 30, 2016 due to reduced travel costs associated with prior year IPO,

Consultants’ costs. There was minimal movement between comparative periods in consultants cost. We retain specialist advisers in relation to our key product candidate programs and for media and shareholder relations capabilities.

Occupancy costs. There was minimal movement between comparative periods in occupancy costs.

Corporate expenses. Corporate expenses decreased slightly from A$0.26million in the three months ended September 30, 2015 to A$0.25million in the three months ended September 30, 2016.

IPO costs. No IPO costs were incurred in the current period. In the prior corresponding prior we expensed legal, accounting and other costs of A$0.97million in the three month period to September 30, 2015 in relation to our US initial public offering which was completed in August 2015.

Profit/(Loss) for the period

As a result of the fore going, a profit of $0.74million was made during the period compared with a loss of A$8.69 million in the three months ended September 30, 2015.

Given our and our subsidiaries’ history of recent losses, we have not recognised a deferred tax asset with regard to unused tax losses and other temporary differences, as it has not been determined whether we or our subsidiaries will generate sufficient taxable income against which the unused tax losses and other temporary differences can be utilisd.

B.          Liquidity and Capital Resources

We have incurred cumulative losses and negative cash flows from operations since our inception in 1995, and as of June 30, 2016 we had accumulated losses of A$131.4million and at September 30, 2016 we had accumulated losses of A$129.7million. We anticipate that we will continue to incur losses for at least the next several years. We expect that our research and development and general and administrative expenses will continue to increase and, as a result, we will need additional capital to fund our operations, which we may raise through a combination of equity offerings, debt financings, other third-party funding and other collaborations, strategic alliances and licensing arrangements.

BENITEC BIOPHARMA LIMITED Interim Report for the three months ended September 30, 2016	35

Management’s discussion, analysis of financial condition review of operations and risk factors for the three months ended September 30, 2016

Results of Operations (continued)

Operating capital requirements

We have had no borrowings in fiscal 2014, fiscal 2015, fiscal 2016 or in this three months to September 30, 2016 and do not currently have a credit facility.

As at September 30, 2016 we had cash and cash equivalents of A$13.4million (June 30, 2016 A$18.2million). Cash in excess of immediate requirements is invested in accordance with our investment policy, primarily with a view to liquidity and capital preservation. Currently, our cash and cash equivalents are held in bank accounts. Our short-term investments consist of term deposits with maturity within 90 days.

To date, our sources of liquidity have been licensing revenue and royalties, Australian government research and development grants, interest on invested cash in excess of immediate requirements and proceeds of the issuance of equity securities.

In the future, we expect our revenue stream will be generated mostly from licensing, strategic alliances and collaboration arrangements with pharmaceutical companies. While we continue to progress discussions and advance opportunities to engage with pharmaceutical companies and continue to seek licensing partners for ddRNAi in disease areas that are not our focus, there can be no assurance as to whether we will enter into such arrangements or what the terms of any such arrangement could be.

While we have established some licensing arrangements, we do not have any products approved for sale and have not generated any revenue from product sales. We do not know when, or if, we will generate any revenue from product sales. We do not expect to generate significant revenue from product sales unless and until we obtain regulatory approval of and commercialise one of our current or future product candidates.

Unless and until we establish significant revenues from licensing programs, strategic alliances or collaboration arrangements with pharmaceutical companies, or from product sales, we anticipate that we will continue to generate losses for the foreseeable future, and we expect the losses to increase as we continue the development of product candidates and begin to prepare to commercialise any product that receives regulatory approval. We are subject to the risks inherent in the development of new gene therapy products, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business.

We have based our projections of operating capital requirements on assumptions that may prove to be incorrect and we may use all of our available capital resources sooner than we expect. Because of the numerous risks and uncertainties associated with research, development and commercialisation of pharmaceutical products, we are unable to estimate the exact amount of our operating capital requirements. Our future funding requirements will depend on many factors, including, but not limited to:

•	the timing and costs of our planned clinical trials for our product candidates;

•	the timing and costs of our planned preclinical studies for our product candidates;

•	the number and characteristics of product candidates that we pursue;

•	the outcome, timing and costs of seeking regulatory approvals;

•	revenue received from commercial sales of any of our product candidates that may receive regulatory approval;

•	the terms and timing of any future collaborations, licensing, consulting or other arrangements that we may establish;

•	the amount and timing of any payments we may be required to make, or that we may receive, in connection with the licensing, filing, prosecution, defence and enforcement of any patents or other intellectual property rights;

BENITEC BIOPHARMA LIMITED Interim Report for the three months ended September 30, 2016	36

Management’s discussion, analysis of financial condition review of operations and risk factors for the three months ended September 30, 2016

Results of Operations (continued)

•	the costs of preparing, filing and prosecuting patent applications, maintaining and protecting our intellectual property rights and defending against intellectual property related claims; and

•	the extent to which we need to in-license or acquire other products and technologies.

C.          Research and Development, Patents and Licenses, etc.

Research and development expenses consist primarily of costs incurred for the development of our product candidates, which include:

•	expenses incurred under agreements with academic research centres, clinical research organisations and investigative sites that conduct our clinical trials; and

•	the cost of acquiring, developing, and manufacturing clinical trial materials.

Research and development expenses do not include employment related expenses, which are included in our Statement of Profit or Loss and Other Comprehensive Income as a separate line item.

Research and development costs are expensed as incurred. Costs for certain development activities are recognised based on an evaluation of the progress to completion of specific tasks using information and data provided to us by our vendors and our clinical sites.

We cannot determine with certainty the duration and completion costs of the current or future product development, preclinical studies or clinical trials of our product candidates. The duration, costs, and timing of clinical trials and development of our product candidates will depend on a variety of factors, including:

•	the scope, rate of progress, and expense of our ongoing as well as any additional clinical trials and other research and development activities;

•	the countries in which trials are conducted;

•	future clinical trial results;

•	uncertainties in clinical trial enrolment rates or drop-out or discontinuation rates of patients;

•	potential additional safety monitoring or other studies requested by regulatory agencies;

•	significant and changing government regulation; and

•	the timing and receipt of any regulatory approvals.

A change in the outcome of any of these variables with respect to the development of a product candidate could mean a significant change in the costs and timing associated with the development of that product candidate. For example, if the FDA, or another regulatory authority were to require us to conduct clinical trials beyond those that we anticipate will be required to complete clinical development of a product candidate or if we experience significant delays in enrolment in any of our clinical trials, we could be required to expend significant additional financial resources and time on the completion of clinical development.

We plan to increase our research and development expenses for the foreseeable future as we continue the development of ddRNAi product candidates and explore further potential applications of our technology.

D.          Trend Information

Our objective is to become the leader in discovering, developing, clinically validating and commercialising ddRNAi-based therapeutics for a range of human diseases with high unmet clinical need or large patient populations, and to thereby provide a better life for patients with these diseases. Our strategy to accomplish this goal is to progress our pipeline of proprietary ddRNAi-based therapeutics, continue our leadership position in ddRNAi-based therapeutics, develop drugs in our core disease area, partner selectively to commercialise and expand our pipeline and pursue indications with high unmet medical need or a large patient population.

BENITEC BIOPHARMA LIMITED Interim Report for the three months ended September 30, 2016	37

Management’s discussion, analysis of financial condition review of operations and risk factors for the three months ended September 30, 2016

Results of Operations (continued)

D.          Trend Information (continued)

The scientific research that forms the basis of our efforts to develop product candidates is based on the therapeutic use of ddRNAi, and the identification, optimisation and delivery of ddRNAi-based product candidates is relatively new. The scientific evidence to support the feasibility of successfully developing therapeutic treatments based on ddRNAi is preliminary and limited. There can be no assurance that any development and technical problems we experience in the future will not cause significant delays or unanticipated costs, or that such development problems can be solved.

We are currently working to advance our product candidates for hepatitis B, AMD and OPMD through to completion of pre-clinical proof of concept studies and completion of a pre-IND meeting with the US FDA. Based on cash requirements and financing we will continue to advance our product candidates through to submission of an IND application and potentially completion of clinical proof of concept. Although we have decided to terminate our hepatitis C program, we are currently completing our Phase I/IIa clinical trial for hepatitis C.

E.          Off-Balance Sheet Arrangements.

We did not have over the past three fiscal years and this three months year to September 30, 2016, and we currently do not have, any off-balance sheet arrangements as defined in the rules and regulations of the Securities and Exchange Commission.

Risk Factors

In addition to the other information set forth in this Quarterly Report, you should carefully consider the factors discussed in “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended June 30, 2016. The risks disclosed in our Annual Report on Form 20-F could materially affect our business, financial condition or future results. The risks described in our Annual Report on Form 20-F are not the only risks facing us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially adversely affect our business, financial condition or operating results in the future.

BENITEC BIOPHARMA LIMITED Interim Report for the three months ended September 30, 2016	38

Directors' Declaration

In the opinion of the Directors of Benitec Biopharma Limited:

(a)           the consolidated financial statements and notes of Benitec Biopharma Limited are in accordance with the Corporations Act 2001, including

i.	giving a true and fair view of its financial position as at September 30, 2016 and of its performance for the quarter ended on that date; and

ii	complying with Accounting Standard AASB 134 Interim Financial Reporting; and

(b)          there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

Signed in accordance with a resolution of the directors:

Peter Francis

Director

Melbourne, November 22 2016

BENITEC BIOPHARMA LIMITED Interim Report for the three months ended September 30, 2016	39

Level 17, 383 Kent Street

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Correspondence to:

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Independent Auditor’s Review Report

To the Members of Benitec Biopharma Limited

We have reviewed the accompanying three month financial report of Benitec Biopharma Limited (“Company”), which comprises the consolidated financial statements being the statement of financial position as at 30 September 2016, and the statement of profit or loss and other comprehensive income, statement of changes in equity and statement of cash flows for the three months ended on that date, notes comprising a statement or description of accounting policies, other explanatory information and the directors’ declaration of the consolidated entity, comprising both the Company and the entities it controlled at the three month period end or from time to time during the three month period.

Directors’ responsibility for the three month financial report

The directors of Benitec Biopharma Limited are responsible for the preparation of the three month financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such controls as the directors determine is necessary to enable the preparation of the three month financial report that is free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express a conclusion on the three month financial report based on our review. We conducted our review in accordance with the Auditing Standard on Review Engagements ASRE 2410 Review of a Financial Report Performed by the Independent Auditor of the Entity, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the three month financial report is not in accordance with the Corporations Act 2001 including: giving a true and fair view of the Benitec Biopharma Limited consolidated entity’s financial position as at 30 September 2016 and its performance for the three months ended on that date; and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001. As the auditor of Benitec Biopharma Limited, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

Grant Thornton Audit Pty Ltd ACN 130 913 594 a subsidiary or related entity of Grant Thornton Australia Ltd ABN 41 127 556 389

‘Grant Thornton’ refers to the brand under which the Grant Thornton member firms provide assurance, tax and advisory services to their clients and/or refers to one or more member firms, as the context requires. Grant Thornton Australia Ltd is a member firm of Grant Thornton International Ltd (GTIL). GTIL and the member firms are not a worldwide partnership. GTIL and each member firm is a separate legal entity. Services are delivered by the member firms. GTIL does not provide services to clients. GTIL and its member firms are not agents of, and do not obligate one another and are not liable for one another’s acts or omissions. In the Australian context only, the use of the term ‘Grant Thornton’ may refer to Grant Thornton Australia Limited ABN 41 127 556 389 and its Australian subsidiaries and related entities. GTIL is not an Australian related entity to Grant Thornton Australia Limited.

Liability limited by a scheme approved under Professional Standards Legislation. Liability is limited in those States where a current scheme applies.

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A review of a three month financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Independence

In conducting our review, we complied with the independence requirements of the Corporations Act 2001.

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the three month financial report of Benitec Biopharma Limited is not in accordance with the Corporations Act 2001, including:

a	giving a true and fair view of the consolidated entity’s financial position as at 30 September 2016 and of its performance for the three months ended on that date; and

b	complying with Accounting Standard AASB 134 Interim Financial Reporting and Corporations Regulations 2001.

/s/ Grant Thornton

GRANT THORNTON AUDIT PTY LTD

Chartered Accountants

/s/ L M Worsley

L M Worsley

Partner - Audit & Assurance

Sydney, 22 November 2016

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